ASTRA SPACE, INC.

1900 Skyhawk Street

Alameda, CA 94501

August 12, 2021

VIA EDGAR TRANSMISSION

Re:	Astra Space, Inc.

Registration Statement on Form S-1 (File No. 333-257930)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Astra Space, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Washington, D.C. time, on August 12, 2021, or as soon as practicable thereafter.

If you require any additional information with respect to this letter, please contact Carl Marcellino (212-841-0623) of Ropes & Gray LLP.

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Very truly yours,

ASTRA SPACE, INC.

By:	/s/ Kelyn Brannon
Name: Kelyn Brannon
Title: Chief Financial Officer and Secretary